UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934




                  For the month of December, 2002

                                 SPIRENT plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

         Spirent House, Crawley Business Quarter, Fleming Way, Crawley,
                           West Sussex RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



London Stock Exchange



                   NOTIFICATION OF MAJOR INTERESTS IN SHARES


All relevant boxes should be completed in block capital letters


1    Name of company

     SPIRENT plc


2    Name of shareholder having a major interest

     FMR Corp. and Fidelity International Limited


3 Please state whether notification indicates that it is in Respect of holding of the shareholder named in 2 above or

     In respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

     Companies named in box 2 above and their direct and indirect subsidiaries, being non-beneficial holders.


4 Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

     Chase Nominees Ltd (FMRCO) 7,011,700
     State Street Nominees Ltd (FMRCO) 1,326,900
     State Street Bank & Trust (FMTC) 2,184,900
     Chase Manhattan Bank London (FISL) 12,462,979
     HSBC (FPM) 619,700
     Chase Nominees Ltd (FPM) 7,032,896
     Northern Trust (FPM) 2,040,200
     Chase Manhattan Bank London (FIL) 1,342,648
     Bank of New York Brussels (FIL) 805,100
     Northern Trust (FIL) 3,044,100
     Chase Nominees Ltd (FIL) 9,979,540
     Bank of New York London (FIL) 5,006,000
     Nortrust Nominees Ltd (FIL) 3,107,200
     State Street Bank & Trust (FIL) 296,400
     TOTAL 56,260,263
     FMRCO - Fidelity Management & Research Company
     FMTC - Fidelity Management Trust Company
     FISL - Fidelity Investment Services Ltd
     FPM - Fidelity Pension Management
     FIL - Fidelity International Ltd


5    Number of shares/amount
     of stock acquired

     10,647,000


6    Percentage of Issued
     Class

     1.13 %


7    Number of shares/amount
     of stock disposed

     N/a


8    Percentage of Issued
     Class

     N/a


9    Class of security

     ORDINARY SHARES OF 3 1/3p EACH


10   Date of transaction

     Not notified


11   Date company informed

     30 December 2002


12   Total holding following this notification

     56,260,263


13 Total percentage holding of issued class following this notification

     5.99%


14   Any additional information



15   Name of contact and telephone number for queries

     Michael Anscombe - 01293 767672


16 Name and signature of authorised company official responsible for making this notification

     Paul Eardley, Company Secretary, Spirent plc


     Date of notification 30 December 2002


London Stock Exchange, Company Announcements Office, Old Broad Street, London EC2N 1HP

Facsimile: 0207 588 6057, 0207 334 8964/8965/8966 (PLEASE DO NOT POST)

Enquries: Continuing Obligations: Telephone: 0207 797 3850/1639/1972/3150



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______LUKE THOMAS______

                                                     (Registrant)

Date___30 December 2002____             By   ____/s/ Luke Thomas____

                                                    (Signature)*